信和置業有限公司
Sino Land Company Limited

Our Ref.: SLC-EI/FC-2004/CS-1245

18 November, 2004

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kath[redacted]

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention the following documents:

1. Final Scrip Dividend Circular of the Company dated 18 November, 2004; and
2. a copy of the Press Announcement on Poll Results in respect of the resolutions proposed and seconded at the Annual General Meeting of the Company held on 17 November, 2004.

For your information, the above documents are also accessible at our website "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Fanny Cheng
Assistant Company Secretary

Encl.

c.c. The Bank of New York (Hong Kong)
Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\FC\Final Results 2004AGM\Final Scrip Dividend Circular

香港九龍尖沙咀梳士巴利道尖沙咀中心11至12樓 11th-12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong
電話Tel: (852) 2721 8388 圖文傳真Fax: (852) 2723 5901 網址Website: www.sino-land.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in **Sino Land Company Limited** you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

Directors:
Robert NG Chee Siong *(Chairman)*
Ronald Joseph ARCULLI, GBS, OBE, JP*
Paul CHENG Ming Fun, JP*
Allan ZEMAN, GBS, JP*
Albert YEUNG Pak Hin
Raymond TONG Kwok Tung
YU Wai Wai

(Independent Non-executive Directors)*

Registered Office:
12th Floor
Tsim Sha Tsui Centre
Salisbury Road
Tsim Sha Tsui
Kowloon
Hong Kong

18th November, 2004

To the shareholders

Dear Sir or Madam,

Final Dividend with Scrip Option for the year ended 30th June, 2004

Introduction

It was announced on 22nd September, 2004 that the Directors resolved to recommend a final dividend for the year ended 30th June, 2004 of HK$0.07 per ordinary share (the "Share") to shareholders whose names appear on the Register of Members at the close of business on Wednesday, 17th November, 2004. Shareholders may exercise their option to receive an allotment of shares credited as fully paid in lieu of cash dividend (the "Scheme"). At the Annual General Meeting held on Wednesday, 17th November, 2004, the said final dividend was approved. The purpose of this circular is to set out the procedures which apply in relation to the Scheme and the action which should be taken by shareholders in relation thereto.

Details of the Scheme

Shareholders have the following choices in respect of the final dividend:

(i) a cash dividend of HK$0.07 per Share; or

(ii) an allotment of new ordinary shares of HK$1.00 each ("New Shares") credited as fully paid and having an aggregate market value (as defined below) equal to the total amount of dividend which shareholders would otherwise receive in cash (New Shares will be allotted by way of capitalisation of profits to shareholders electing to receive New Shares in lieu of cash dividend); or

(iii) partly cash and partly New Shares.

For the purpose of calculating the number of New Shares to be allotted, the market value of a New Share will be calculated as an amount equal to the average closing price of one Share on The Stock Exchange of Hong Kong Limited for the five trading days of 25th November, 2004, 26th November, 2004, 29th November, 2004, 30th November, 2004 and 1st December, 2004 on which such price is available (the "Average Closing Price"). However, in the event that there are no dealings in the Shares on any one or more of those five trading days, the Directors shall determine the market value of a New Share by reference to the average closing price of one Share for the latest five trading days up to and including 1st December, 2004 on which there are dealings in the Shares. Consequently, it will not be possible to determine until after the close of business on 1st December, 2004, the exact number of New Shares to which those shareholders electing to receive New Shares will be entitled. Accordingly, the number of New Shares which shareholders will receive, in respect of the existing Shares registered in their names as at Wednesday, 17th November, 2004 and for which elections to receive New Shares are lodged with the Registrars of the Company not later than 4:30 p.m. on Thursday, 9th December, 2004, will be calculated as follows:

$$\text{Number of New Shares to be received} = \text{Number of existing Shares held on 17th November, 2004 for which share election is made} \times \frac{\text{HK\$0.07}}{\text{Average Closing Price}}$$

A press announcement setting out the basis of allotment of the New Shares will be published in the South China Morning Post, the Hong Kong Economic Times and the Sing Tao Daily on 2nd December, 2004. **The last day on which shareholders will be entitled to select their desired form of dividends is Thursday, 9th December, 2004.** The number of New Shares to be received will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares in respect of alternatives (ii) and (iii) above will be aggregated and sold and the benefit thereof will accrue to the Company. The New Shares to be issued pursuant to the Scheme will rank pari passu in all respects with the existing Shares except that they shall not rank for the final dividend for the year ended 30th June, 2004.

Advantages of the Scheme

The Scheme will give shareholders the opportunity to increase their investment in the Company at market value without incurring brokerage fees, stamp duty and related dealing costs. The Scheme will also be to the advantage of the Company because, to the extent that shareholders elect to receive New Shares, in whole or in part, such cash as would otherwise have been paid to shareholders will be retained for use as working capital by the Company.

Form of Election

If you elect to receive your final dividend for 2003/2004 wholly in cash, you do not need to take any action.

If you elect to receive an allotment of New Shares, or partly cash and partly New Shares, you should use the enclosed Form of Election. If you have signed the Form of Election but do not specify the number of Shares in respect of which you are entitled to receive New Shares under the Scheme, or if you elect to receive New Shares in respect of a greater number of Shares than your registered holding on Wednesday, 17th November, 2004, you will be deemed to have chosen to receive New Shares in respect of all the Shares of which you were then registered as the holder.

The enclosed Form of Election enables shareholders, who choose to receive their final dividend for the year ended 30th June, 2004 wholly in the form of New Shares, to receive until further notice New Shares in lieu of all future cash dividends in the event that shareholders are given the choice of receiving New Shares or cash in respect of future dividends. If you have earlier made or if you now make such permanent election, then unless and until you cancel such election by written notice to the Registrars of the Company, you will receive New Shares in lieu of all future cash dividends for all the Shares for the time being registered in your name, without having to complete any further Forms of Election.

Forms of Election should be completed in accordance with the instructions printed thereon and returned so that they are received by the Registrars of the Company, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong (telephone no. 2980 1768), not later than 4:30 p.m. on Thursday, 9th December, 2004. No acknowledgement of receipt of Form of Election will be issued.

Any shareholder who has earlier made a permanent election to receive cash in respect of all future dividends and now wishes to change his existing permanent election for cash to receive wholly scrip dividend or partly cash and partly scrip dividend should cancel such election by written notice to the Registrars of the Company and complete and return the enclosed Form of Election.

Overseas Shareholders

The overseas shareholders as at the close of business on Wednesday, 17th November, 2004 were resident in Australia, Brunei, Canada (British Columbia and Ontario), Macau, Malaysia, New Zealand, the People's Republic of China (the "PRC"), Singapore, Spain, Taiwan, the United Kingdom and the United States of America.

The Company has made enquiries with legal counsels where its overseas shareholders are based regarding legal and regulatory restrictions in allowing such overseas shareholders to participate in the Scheme as required by rule 13.36(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Directors have been advised by the relevant local legal counsels that:

(A) without complying with local approval and/or registration requirements and/or other formalities, subject to certain exceptions, the Scheme may not be offered to or for the account of (i) any US persons (as defined in Regulation S under the United States Securities Act of 1933, as amended) ("US Persons"), (ii) any shareholder with a registered address in the United States of America, including its territories and possessions and the District of Columbia (the "USA"), and (iii) any shareholder with a registered address in Malaysia; and

(B) without complying with local approval and/or registration requirements shareholders with a registered address in the PRC may not elect to participate in the Scheme.

In view of the abovesaid legal advice received by the Company, the Directors have decided that it would be expedient for the shareholders who are US Persons or who have registered addresses in the USA, Malaysia and the PRC (collectively, the "Excluded Shareholders") to be excluded from the Scheme. Therefore, the Form of Election will not be sent to the Excluded Shareholders. However, this Circular will be sent to the Excluded Shareholders for information only.

Nothwithstanding the above, any Excluded Shareholder who is able to prove to the satisfaction of the Company that such Excluded Shareholder may legally participate in the Scheme will be entitled to participate in the scheme. **Excluded Shareholders who wish to participate in the Scheme should notify the Company forthwith.** Forms of election will be sent to those shareholders falling within the category of Excluded Shareholders if such shareholders can prove to the satisfaction of the Company that such action will not result in a contravention of any applicable legal or regulatory requirements. **In any event, the completed forms of election should be returned to the Company's share registrars in Hong Kong, Standard Registrars Limited, no later than 4:30 p.m. on Thursday, 9th December, 2004.**

The Directors have also been advised by the relevant local legal counsels that shareholders in the provinces of British Columbia and Ontario, Canada may be lawfully offered the option to participate in the 2004 Final Scrip Dividend Scheme without registration and/or other formalities. However, under section 2.6 of Multilateral Instrument 45-102 – Resale of Securities, unless certain conditions are satisfied, securities obtained by way of scrip dividend can only be traded under a prospectus or in accordance with exemptions from prospectus and registration requirements contained in (i) in the case of shareholders in the province of British Columbia, the Securities Act (British Columbia) R.S.B.C 1996, c.418. and (ii) in the case of shareholders in the province of Ontario, the Securities Act (Ontario) R.S.O. 1990. While shareholders in the provinces of British Columbia and Ontario, Canada will not be excluded from the Scheme, such shareholders are advised to consult their own professional advisers whether it would be beneficial or expedient or legal for them to participate in the Scheme. The Company is not aware that it has any shareholder in Canada with a registered address outside the provinces of British Columbia and Ontario as at the close of business on Wednesday, 17th November, 2004.

The Scheme is open to all shareholders other than Excluded Shareholders. For the avoidance of doubt, the New Shares are not offered to the public (other than shareholders) and the forms of election are non transferable. Accordingly, the Scheme will not be offered directly or indirectly, and neither this offering nor any other offering material or advertisements in connection with the Scheme may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. Notwithstanding the legal advice taken by the Company, it is the responsibility of anyone wishing to join the Scheme to satisfy themselves as to full observance of the laws of any relevant territory, including obtaining any governmental or other consents which may be required. Overseas shareholders who are in any doubt as to their position should consult their own professional advisers.

Listing and Dealings

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for the granting of listing of and permission to deal in the New Shares to be issued pursuant to the Scheme. It is expected that share certificates and cheques for cash entitlements will be posted at the risk of those entitled on or about Monday, 20th December, 2004. Dealings of the New Shares on The Stock Exchange of Hong Kong Limited are expected to commence after despatch to shareholders of the share certificates for the New Shares.

The Shares of the Company are listed and dealt in on The Stock Exchange of Hong Kong Limited. Save as disclosed herein, no equity or debt securities of the Company are listed or dealt in on any other stock exchange nor is listing or permission to deal in on any other exchange being, or proposed to be, sought.

Dealings in the Shares may be settled through the Central Clearing and Settlement System and you should seek the advice of your stockbroker or other professional adviser for details of these settlement arrangements and how such settlement arrangements will affect your rights and interests.

Recommendation and Advice

Whether or not it is to your advantage to receive New Shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are your own responsibility. Shareholders who are trustees are recommended to take professional advice as to whether the choice of New Shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument. Shareholders should note that an acquisition of shares under the Scheme may give rise to notification requirements under the Securities and Futures Ordinance ("SFO") for shareholders who have notifiable interests (under the SFO, 5% or more interest in the issued share capital) in the Company. Shareholders who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advice.

Yours faithfully,
Robert NG Chee Siong
Chairman

This circular (in both English and Chinese versions) ("Circular") has been posted on the Company's website at http://www.sino-land.com. Shareholders who have chosen to rely on copies of the Company's Corporate Communication (including but not limited to Annual Report, Interim Report, notice of meeting, listing document, circular and proxy form) posted on the Company's website in lieu of the printed copies thereof may request the printed copy of the Circular.

Shareholders who have chosen to receive the Corporate Communication using electronic means through the Company's website and who for any reason have difficulty in receiving or gaining access to the Circular posted on the Company's website will promptly upon request be sent the Circular in printed form free of charge.

Shareholders may at any time choose to change your choice as to the means of receipt (i.e. in printed form or by electronic means through the Company's website) and/or the language of the Company's Corporate Communication by notice in writing to the Company's Share Registrars, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

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上市及買賣

本公司已向香港聯合交易所有限公司上市委員會申請批准根據該計劃將予發行之新股上市及買賣。預期股票及應得現金之支票將於二零零四年十二月二十日（星期一）或相近日子寄發予各股東，一切郵誤風險概由收件人自行承擔。新股預期將於新股之股票寄發予各股東後在香港聯合交易所有限公司開始買賣。

本公司股份於香港聯合交易所有限公司上市及買賣。除本文所披露者外，本公司概無股本證券或債務證券在任何其他證券交易所上市或買賣，亦無進行或計劃於任何其他證券交易所申請上市或買賣。

買賣股份可透過中央結算及交收系統交收。 閣下應就結算安排之詳情及該安排對 閣下權利及權益之影響諮詢 閣下之股票經紀或其他專業顧問之意見。

推薦意見

閣下可依據個人之情況作出有利選擇，以收取全部或部份新股或現金； 閣下作出之決定及因此而引致之一切後果乃 閣下之責任。身為信託人之股東應諮詢專業顧問之意見，以確定根據有關信託契約內之條款其是否有權選擇收取新股及其影響。股東務請留意：以此計劃獲取股份，可能根據證券及期貨條例（「證券期貨條例」）使有關股東（指根據證券期貨條例擁有本公司股本中5%或以上權益者）須遵照證券期貨條例之規定作出通知。股東如對此規定對其帶來之影響有任何疑問，應諮詢個別專業顧問之意見。

此致

列位股東 台照

主席
黃志祥
謹啟

二零零四年十一月十八日

此通函（英文及中文版）（「通函」）已於本公司網頁http://www.sino-land.com 登載。凡選擇依賴在本公司網頁登載之公司通訊（其中包括但不限於年報、中期報告書、會議通告、上市文件、通函及代表委任表格）以代替其印刷本之股東，均可要求索取通函之印刷本。

凡選擇以透過本公司網頁之電子方式收取公司通訊之股東，如因任何理由於接收或獲准瀏覽於本公司網頁登載之通函時遇有困難，可於提出要求下即獲免費發送通函印刷本。

股東可隨時以書面通知本公司之股票登記處標準証券登記有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下，以更改其對有關公司通訊之收取方式（印刷方式或透過本公司網頁之電子方式）及／或語言版本之選擇。

(B) 在未有符合當地批准及／或註冊規定之情況下，註冊地址在中國之股東不得選擇參與該計劃。

鑑於本公司所收到上述之法律意見，董事已決定，為審慎起見，該計劃將不包括美籍人士或彼等之註冊地址在美國、馬來西亞及中國之股東（統稱為「除外股東」）。因此，將不會向除外股東寄發選擇表格。然而，本通函將會寄發予除外股東僅供參考。

儘管有上述之決定，倘任何除外股東能夠提出令本公司信納之證明顯示該除外股東可合法參與該計劃，則彼亦可參與計劃。**除外股東如欲參與該計劃，應立即通知本公司。**倘該等除外股東能提出令本公司信納之證明顯示寄發選擇表格之行動將不會致使違反任何適用法律或監管規定，則可向該等列入除外股東之股東寄發選擇表格。**在任何情況下，填妥之選擇表格最遲須於二零零四年十二月九日（星期四）下午四時三十分前，交回本公司在香港之股票登記處，標準証券登記有限公司。**

董事亦獲有關當地法律顧問告知，居於加拿大英屬哥倫比亞省及安大略省之股東可被合法地提呈選擇參與二零零四年末期息以股代息計劃而毋須進行任何註冊及／或辦理其他正式手續。惟根據多邊文據45-102第2.6條－證券轉售，除非符合若干條件，藉以股代息方式獲得之證券僅可在招股章程項下或根據載列於(i)證券法（英屬哥倫比亞）R.S.B.C 1996, c.418（若股東居於英屬哥倫比亞省）及(ii)證券法（安大略）R.S.O. 1990（若股東居於安大略省）之豁免招股章程及註冊規定之條款進行買賣。儘管居於加拿大英屬哥倫比亞省及安大略省之股東將不會被排除在該計劃之外，謹建議該等股東應就參與該計劃是否對彼等有利或適合或合法，諮詢彼等各自之專業顧問。於二零零四年十一月十七日（星期三）營業時間結束時，本公司並不知悉有任何其股東之註冊地址在英屬哥倫比亞省及安大略省以外之加拿大地方。

該計劃乃公開予所有股東參與，惟不包括除外股東。為避免誤會，新股不會公開提呈予公眾人士（股東除外），而選擇表格亦不可轉讓。據此，除非在符合任何國家或司法管轄區之適用規則及法例之情況下，該計劃概不得於任何國家或司法管轄區直接或間接提呈，而是項建議或涉及該計劃之任何其他建議之資料或廣告亦不會在當地分發或刊登。縱使本公司取得法律意見，任何有意參與該計劃之人士均有責任全面遵守任何有關地區之法例，包括取得任何政府或其他所需之同意。海外股東如對彼等之情況有任何疑問，應諮詢彼等各自之專業顧問。

選擇表格

閣下如選擇全部以現金方式收取二零零三／二零零四年年度末期息，則不須採取任何行動。

閣下如選擇收取新股，或部份收取現金及部份收取新股，則須使用隨附之選擇表格。 閣下如已簽署該選擇表格而未有指明根據該計劃選擇收取新股之股數，或如選擇收取新股之股數大於 閣下於二零零四年十一月十七日（星期三）登記持有之股數，則將被視為已就 閣下名下登記持有之全部股份選擇收取新股。

選擇全部以收取新股之方式收取截至二零零四年六月三十日止年度之末期息之股東，可憑隨附之選擇表格選擇於股東獲賦予機會可就日後股息選擇新股或現金時，以收取新股代替日後之一切現金股息。 閣下如已於較早時作出或現在作出該項長期性選擇，則直至 閣下以書面知會本公司股票登記處取消該項選擇為止，將可就 閣下當時登記持有之全部股份，收取新股以代替日後之一切現金股息而毋須再填寫其他選擇表格。

選擇表格須按照其印備之指示填妥，最遲須於二零零四年十二月九日（星期四）下午四時三十分前交回本公司之股票登記處，標準証券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下（電話：2980 1768）。本公司對已收到之表格將不另設收據。

任何股東曾於較早時作出長期性選擇以現金方式收取日後之一切股息，而現時欲更改其現有之長期性選擇收取現金，以便全部收取股份或收取部份現金及部份股份，必須以書面知會本公司股票登記處取消該項選擇，並填寫及交回隨附之選擇表格。

海外股東

於二零零四年十一月十七日（星期三）營業時間結束時，海外股東身居於澳洲、文萊、加拿大（英屬哥倫比亞省及安大略省）、澳門、馬來西亞、新西蘭、中華人民共和國（「中國」）、新加坡、西班牙、台灣、英國及美利堅合眾國。

本公司已按香港聯合交易所有限公司證券上市規則第13.36(2)條規定，就對容許該等海外股東參與該計劃之法律及監管限制而向海外股東所在地之法律顧問作出查詢。董事獲有關當地法律顧問告知：

(A) 在不抵觸若干例外情況下，在未有符合當地批准及／或註冊規定及／或辦理其他正式手續之情況下，該計劃不得提呈予或為以下人士提呈：(i)任何美籍人士（定義見一九三三年美國證券法項下S條例（經修訂））（「美籍人士」），(ii)註冊地址在美利堅合眾國（包括其領土及屬土及哥倫比亞地區）（「美國」）之任何股東，以及(iii)註冊地址在馬來西亞之任何股東；及

該計劃之詳情

有關此次末期股息，股東可選擇如下：

(i) 每股收取現金股息0.07港元；或

(ii) 獲配發總市值（按下文所載定義）相等於有關股東原應以現金收取之股息總額之入賬繳足每股1.00港元之新普通股（「新股」）（新股將以溢利資本化形式，配發予選擇收取新股以代替現金股息之股東）；或

(iii) 部份收取現金及部份收取新股。

為方便計算應配發之新股數目，新股之市值乃指本公司一股股份於二零零四年十一月二十五日、二零零四年十一月二十六日、二零零四年十一月二十九日、二零零四年十一月三十日及二零零四年十二月一日止五個有成交價之交易日在香港聯合交易所有限公司之收市價之平均價（「平均收市價」）。倘若股份於該五個交易日中之任何一日或多日並無買賣，董事會將參考一股股份於直至及包括二零零四年十二月一日為止最後五個有股份買賣之交易日之平均收市價。因此，本公司須於二零零四年十二月一日辦公時間完畢後方能確定選擇收取新股之股東所應獲發給之新股確實數目。因此，若股東於二零零四年十二月九日（星期四）下午四時三十分前將選擇表格填妥，並交回本公司之股票登記處，則就其名下於二零零四年十一月十七日（星期三）登記之現有股份而將可收取之新股數目，將按下列之公式計算：

$$\text{應收新股股數} = \begin{array}{c}\text{於二零零四年十一月十七日}\\ \text{持有可選擇收取股份之現有股數}\end{array} \times \frac{\text{0.07港元}}{\text{平均收市價}}$$

本公司將於二零零四年十二月二日於南華早報、香港經濟日報及星島日報公佈配發新股之基準。**本公司股東有權選擇欲收取股息之方式之期限為二零零四年十二月九日（星期四）。**應收新股股數將撇除小數點後之零碎新股股數。上述第(ii)及第(iii)項選擇之新股之零碎股將彙集並出售，而有關利益將歸本公司所有。依據該計劃發行之新股除不得享有二零零四年六月三十日止年度之末期股息外，在其他方面將與現已發行之股份享有同等權益。

該計劃之優點

股東可憑該計劃按市值增加其在本公司之投資而毋須承擔經紀佣、釐印費及有關之買賣成本。對本公司而言，該計劃亦屬有利；股東就全部或部份股息選擇收取新股後，原本應派予股東之現金將可由本公司保留作為營運資本運用。

此乃要件　請即處理

閣下如對本通函**有任何疑問**，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之**信和置業有限公司**股份全部**售出**，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

信和置業有限公司

(於香港註冊成立之有限公司)

（股份代號：**83**）

董事：
黃志祥 *（主席）*
夏佳理 GBS, OBE, JP*
鄭明訓 JP*
盛智文 GBS, JP*
楊柏軒
唐國通
余惠偉

（＊獨立非執行董事）

註冊辦事處：
香港
九龍
尖沙咀
梳士巴利道
尖沙咀中心
十二字樓

敬啟者：

截至二零零四年六月三十日止年度之末期息以股代息

緒言

於二零零四年九月二十二日本公司董事會宣佈建議派發截至二零零四年六月三十日止年度之末期息每股普通股（「股份」）0.07港元，派予在二零零四年十一月十七日（星期三）辦公時間結束時登記在股東名冊之股東。各股東可以選擇收取入賬繳足股份以代替現金股息（「該計劃」）。上述末期息已於二零零四年十一月十七日（星期三）舉行之股東週年大會上獲得批准。本通函旨在說明有關該計劃之程序及各位股東應採取之行動。

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

Annual General Meeting held on 17 November, 2004 – Poll Results

At the Annual General Meeting of Sino Land Company Limited ("the Company") held at The Pacific Rooms, 9th Floor, Tower Block, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon, on 17 November, 2004 (the "AGM"), a poll was directed by the Chairman for voting on all the proposed and seconded Resolutions, as set out in the Notice of AGM dated 5 October, 2004.

As at the date of the AGM, the issued share capital of the Company comprised 4,306,022,975 shares, which were the total number of shares entitling the shareholders to attend and vote for or against all Resolutions. There was no restriction on any shareholders casting votes on any of the proposed Resolutions at the AGM.

All the Resolutions, which were voted on by poll, were approved by shareholders. The vote-taking at the AGM was scrutinized by the Company's Registrars, Standard Registrars Limited. The poll results are as follows:

	SUMMARY OF RESOLUTIONS	No. of Votes (%)	
		For	Against
1	To receive and consider the audited Financial Statements and the Directors' and Auditors' Reports for the year ended 30 June, 2004.	3,169,040,525 (99.150%)	27,080,451 (0.850%)
2	To declare a final dividend of HK$0.07 per ordinary share with an option for scrip dividend.	3,198,463,109 (99.997%)	106,870 (0.003%)
3(i)	To re-elect Mr. Ng Chee Siong as Director.	3,171,905,528 (99.230%)	24,544,065 (0.770%)
3(ii)	To re-elect Mr. Paul Cheng Ming Fun, JP as Director.	3,171,904,868 (99.230%)	24,544,065 (0.770%)
3(iii)	To re-elect Dr. Allan Zeman, GBS, JP as Director.	3,171,884,315 (99.230%)	24,541,614 (0.770%)
3(iv)	To authorise the Board to fix the Directors' remuneration.	3,168,262,547 (99.120%)	28,186,348 (0.880%)
4	To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditors of the Company for the ensuing year and to authorise the Board to fix their remuneration.	3,198,394,342 (99.990%)	202,451 (0.010%)
5(i)	To approve share repurchase mandate up to 10% of the Company's issued share capital (Ordinary Resolution on item 5(i) of Notice of Annual General Meeting).	3,198,605,789 (100%)	0 (0%)
5(ii)	To approve share issue mandate up to 20% of the Company's issued share capital (Ordinary Resolution on item 5(ii) of Notice of Annual General Meeting).	3,052,972,449 (95.360%)	148,620,080 (4.640%)
5(iii)	To approve extension of share issue mandate to the shares repurchased under the share repurchase mandate (Ordinary Resolution on item 5(iii) of Notice of Annual General Meeting).	3,192,597,129 (99.810%)	6,008,000 (0.190%)
6	To approve the adoption of new Articles of Association (Special Resolution on item 6 of Notice of Annual General Meeting).	3,198,604,491 (100%)	0 (0%)

As more than 50% of the votes were cast in favour of each of the Resolutions 1 to 5 and more than 75% in favour of Resolution 6, all the Resolutions were duly passed as Ordinary Resolutions and Special Resolution respectively.

As at the date of this announcement, the executive directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Albert Yeung Pak Hin and Mr. Yu Wai Wai and the independent non-executive directors are Mr. Ronald Joseph Arculli, Mr. Paul Cheng Ming Fun and Dr. Allan Zeman.

For and on behalf of
Sino Land Company Limited
Robert NG Chee Siong
Chairman

Hong Kong, 17 November, 2004